UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 7, 2013

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item

1. Press release

Item 1

AVG Technologies Announces Change to Executive Leadership Team

AMSTERDAM and SAN FRANCISCO – March 7, 2013 – AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 146 million active users, today announced that J.R. Smith has resigned as CEO and will become a member of the Supervisory Board. He will remain as CEO until a successor is named. Day-to-day operations continue to be the responsibility of Chief Operating Officer, John Giamatteo, who has been in this role since 2011. The Company has retained SPMB, a leading executive search firm, to find a successor. The search will include a full review of both internal and external candidates.

“J.R. has been a visionary leader for AVG. He transformed the company from a small European antivirus company to a successful publicly traded global leader in PC and mobile solutions,” said Dale Fuller, Chairman of the Supervisory Board of AVG. “The board is grateful to J.R. for his leadership and valuable contributions. We look forward to his role as Supervisory Board member.”

“During my six years as CEO I am proud of what we’ve accomplished: substantially growing the customer base, delivering strong financial performance, successfully leading our IPO and building a world class business and management team,” said JR Smith, CEO. “Having grown the company to this stage, I feel the time is right to turn over the reins. I am looking forward to continuing to contribute as a member of the Supervisory Board knowing that the company is well positioned for future success.”

AVG has reported five quarters of strong growth since becoming a publicly traded company. Revenue for the fourth quarter of 2012 was $95.2 million, compared with $74.3 million in the fourth quarter of 2011, an increase of 28 percent. For the fiscal year 2012 revenue was $356.0 million, compared with $272.4 million in 2011, an increase of 31 percent. User numbers were 146 million at December 31, 2012, an increase of 38 million, or 35 percent, compared with the prior year. AVG generated $119.3 million in cash from operating activities in fiscal year 2012, compared to $82.9 million in 2011.

Conference Call Today, Thursday March 7, 2013 at 2:00 PM PT

AVG will hold a corresponding conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT. The conference call may be accessed via webcast at http://investors.avg.com or by calling 1 (877) 941-1427 (United States and Canada) or +1 (480) 629-9664 (International).

A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through March 14, 2013 by calling 1 (800) 406-7325 (United States and Canada) or +1 (303) 590-3030 (International), (conference passcode required: 4607218#).

Forward-Looking Statements

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including those relating to the expectation that the company’s Chief Executive Officer will be nominated by the Supervisory Board as a member of the company’s Supervisory Board and such nomination will be approved by the general meeting of shareholders, and the timing and outcome of the transition plan regarding the company’s Chief Executive Officer. Words such as “expects,” “proposes,” “intends” and “believes,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to the ability of the company to identify and hire a suitable successor to replace the company’s Chief Executive Officer and potential disruption to the company’s operations and management that could result from the transition. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”. These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this release. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

About AVG Technologies (NYSE: AVG)

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 146 million active users as of December 31, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

www.avg.com

Contacts:

Media

Siobhan MacDermott

+1 415 299 2945

Siobhan.macdermott@avg.com

Investor Relations

Erica Abrams

The Blueshirt Group for AVG

+1 415 217 5864

erica@blueshirtgroup.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: March 7, 2013	By:	/s/ John Little
Name: John Little
Title: Chief Financial Officer and Managing Director